04037889

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2003

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ______ to _______

Commission file number 1-5325

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Huffy Service Solutions, Inc. Savings Plan
225 Byers Road
Miamisburg, Ohio 45342

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Huffy Corporation
225 Byers Road
Miamisburg, Ohio 45342

PROCESSED
JUL 19 2004
THOMSON
FINANCIAL

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or the persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Huffy Service Solutions, Inc. Savings Plan
(Name of Plan)

DATE July 14, 2004

Robert W. Lafferty
Huffy Service Solutions, Inc. Savings Plan
Retirement Committee Member

** Pursuant to the General Instructions of Form 11-K, the Financial Statements and Schedules are being provided in a paper filing under cover of Form SE.

HUFFY SERVICE SOLUTIONS, INC. SAVINGS PLAN

Financial Statements and Schedule

December 31, 2003 and 2002

(With Report of Independent Registered Public Accounting Firm)

HUFFY SERVICE SOLUTIONS, INC. SAVINGS PLAN

Table of Contents

Clark, Schaefer, Hackett & Co.
CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS CONSULTANTS

Report of Independent Registered Public Accounting Firm

Corporate Benefits Advisory Committee
Huffy Service Solutions, Inc. Savings Plan
Dayton, Ohio

We have audited the accompanying statement of net assets available for benefits of the Huffy Service Solutions, Inc. Savings Plan ("the Plan") as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements based on our audit. The statement of net assets available for benefits of Huffy Service Solutions, Inc. Savings Plan as of December 31, 2002 and the related statement of changes in net assets available for benefits for the year then ended was audited by other auditors whose report dated June 25, 2003, expressed an unqualified opinion on the statement.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board of the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan administrator, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Huffy Service Solutions, Inc. Savings Plan as of December 31, 2003, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's administrator. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Clark, Schaefer, Hackett & Co.

Dayton, Ohio

June 30, 2004

40 North Main St., Suite 800, Kettering Tower, Dayton, OH 45423, 937/226-0070, FAX 937/226-1626

HUFFY SERVICE SOLUTIONS, INC. SAVINGS PLAN

December 31, 2003 and 2002

	2003	2002
Assets:		
Investments, at fair value :		
Mutual funds	$ 6,841,747	$ 5,774,585
Securities of participating employer	492,880	485,105
Participant loans	449,674	537,067
Total investments	7,784,301	6,796,757
Receivables:		
Employer's contribution	6,300	12,540
Participants' contributions	17,240	41,953
Total receivables	23,540	54,493
Total assets	7,807,841	6,851,250
Liabilities:		
Accrued administrative expenses	15,419	15,735
Total liabilities	15,419	15,735
Net assets available for benefits	$ 7,792,422	$ 6,835,515

See accompanying notes to financial statements.

HUFFY SERVICE SOLUTIONS, INC. SAVINGS PLAN

Years ended December 31, 2003 and 2002

	2003	2002
Investment income (loss):		
Net appreciation (depreciation) in fair value of investments	$ 1,131,513	$ (1,525,846)
Interest and dividends	108,015	198,994
Total investment income (loss)	1,239,528	(1,326,852)
Contributions:		
Employer	169,820	199,127
Participants	664,381	831,663
Total contributions	834,201	1,030,790
	2,073,729	(296,062)
Net transfers to (from) other plan	(178,515)	1,063,906
Benefits paid to participants	1,276,532	862,111
Administrative expenses	18,805	30,274
	1,116,822	1,956,291
Net increase (decrease)	956,907	(2,252,353)
Net assets available for benefits:		
Beginning of year	6,835,515	9,087,868
End of year	$ 7,792,422	$ 6,835,515

See accompanying notes to financial statements.

(1) Description of Plan

The following description of the Huffy Service Solutions, Inc. Savings Plan, as amended and restated effective January 1, 1997 (the Plan), provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution plan sponsored by Huffy Service Solutions, Inc. (the Company), a subsidiary of Huffy Corporation (Plan Sponsor). Eligible employees who have completed 1,000 hours or one year of service, as defined in the Plan, and have attained age 21 are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Company has a Trust Agreement with Reliance Trust Company regarding the operation and management of the trust fund. The plan participants are offered ten mutual fund investment options with varying degrees of risk and an option to invest in the Huffy Corporation Common Stock Fund. The 11 investment options available under the Plan are listed below:

- Huffy Corporation Common Stock Fund – Funds are invested in common stock of Huffy Corporation. The fund also holds a limited amount of short-term investments.
- American EuroPacific Growth Fund – Funds are managed for capital growth, primarily through investment in securities of issuers domiciled outside the United States.
- MFS Fixed Fund – Funds are managed for capital preservation with a relatively predictable annual return through investment in guaranteed investment contracts.
- MFS Bond Fund – Funds are managed for a high level of current income and to protect shareholders' capital through investment in corporate and governmental debt securities.
- American Balanced Fund – Funds are managed for a balance of capital growth, current income and conservation of capital through investment in a well-diversified portfolio comprised of both stocks and bonds.
- Barclays Global Investors S&P 500 Stock Fund – Funds are invested in the Standard & Poor's 500, which emphasizes stocks of large U.S. companies.
- Massachusetts Investors Trust – Funds are managed for long-term capital growth and current income through investment in income-producing equity securities.
- PIMCO Total Return Fund – Funds seek total return consistent with preservation of capital.
- MFS Mid-Cap Growth Fund - Funds are managed for long-term capital growth through investment in common stocks of companies with medium market capitalization.
- Franklin Balance Sheet Fund - Funds seek total return through investment in equity securities judged to be undervalued.
- MFS Value Fund – Funds are managed for capital appreciation and income through investment securities exceeding the return of the Standard and Poor's 500.

(continued)

(b) ***Contributions***

A participant may contribute up to 50% of compensation (20% of compensation prior to July 1, 2002), not to exceed the limits established by the Internal Revenue Code of 1986 (the Code).

Effective January 1, 2003, the Plan was amended to increase the Company's matching contribution to equal 50% of the Solutions 6% of before tax compensation contributed by each participant. This is an increase from 33.3%, which was effective during the 2002 plan year. The Plan also permits discretionary Company contributions, which if not allocated pursuant to the foregoing formula will be allocated in the proportion which each participant's contribution bears to all participants' contributions made since the most recent allocation. To date, no such discretionary contributions have been made under the Plan.

The Company's matching contribution is made 50% in cash and 50% in the Company's common stock. Participants are restricted from redirecting the match provided for in the Company's common stock until the earlier of the participant's tenth anniversary of service or age 50.

(c) ***Participant Accounts***

Each participant's account is credited with the participant's contribution, allocation of the Company's contribution and net Plan earnings, and charged with an allocation of administrative expenses.

Investment income is reinvested in the same fund in which it was earned. Net Plan earnings are allocated to each participant's account, on a daily basis, based upon the earnings (or losses) of the particular fund or funds in which the participant's account is invested.

(d) ***Vesting***

Participants are immediately vested in their contributions, plus actual earnings thereon and, upon attainment of age 65, death, disability, retirement or termination of the Plan, are 100% vested in employer contributions. Generally, employer contributions vest over a five year calendar period in increments of 20% per year. Effective July 1, 2001, the Plan was amended such that participants who earn an hour of service on or after July 1, 2001, will be credited with a vesting year for each one year period of service, as defined, beginning on the participant's employment date, without regard to whether the employee elected to participate in the Plan.

(e) ***Benefit Payments***

Benefits under the Plan are distributable upon death, disability, retirement, or termination of employment. Upon approval by the Plan administrator, participants may also make withdrawals of voluntary employee contributions.

(f) ***Loans***

Upon approval by the Plan administrator, participants may borrow up to 50% of their vested account balance up to $50,000. All loans bear interest at 1% over the prime rate on the effective date of the loan and the interest rate is fixed for the entire repayment period.

(2) Summary of Significant Accounting Policies

(a) ***Basis of Presentation***

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting assuming the Plan Sponsor will continue as a going concern. In February 2004, the Plan Sponsor announced implementation of a plan to improve its working capital and cash flow. In April 2004, the Plan Sponsor announced it had retained Lazard Freres & Co. LLC to advise the Company on financing and strategic alternatives, including the sale of the Company or of product segments within the Company. While the assets of the Plan are subject to normal market risk they are held in trust and are not subject to the creditors of the Plan Sponsor should the Company not continue in its current configuration. The financial statements and supplemental schedule do not include any adjustments that might result from the outcome of this uncertainty.

(b) ***Investments***

Participants' loans are recorded at the unpaid principal balances of the individuals' loans which approximate fair value. All other investments are recorded at fair value based on quoted market prices from published sources. Purchases and sales of investments are recorded on a trade-date basis.

(c) ***Administrative Expenses***

Trustee fees and other administrative expenses are paid by the Plan.

(d) ***Forfeitures***

Forfeited nonvested accounts of participants who terminate employment are held in a separate account, which is part of the MFS Fixed Fund. These amounts are applied at the Plan Sponsor's discretion against either employer contributions or administrative expenses and trust fees. Effective January 1, 2003, forfeited nonvested accounts of participants who terminate employment will be applied Solutions to employer contributions, and then to administrative expenses and trust fees. Any remaining forfeitures will be allocated to the participants' accounts in accordance with Plan provisions.

(e) ***Use of Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from the estimates.

(3) Investments

Reliance Trust Company, as trustee, is responsible for the operation and management of the trust fund. Massachusetts Financial Services, Inc. (MFS) invests all contributions in the various investment fund options as directed by the individual participants.

At December 31, 2003 and 2002, the following investments were in excess of 5% of net assets available for benefits:

	December 31, 2003	December 31, 2002
Mutual funds:		
MFS Fixed Fund	$ 1,005,987	$ 1,172,200
MFS Mid-Cap Growth Fund	1,325,266	901,402
Massachusetts Investors Trust	854,575	648,679
American Balanced Fund	810,092	637,332
Barclays Global Investors S&P 500 Stock Fund	750,354	622,248
Franklin Balance Sheet Fund	791,461	588,611
MFS Bond Fund	516,827	495,490
American Europacific Growth Fund	424,787	N/A
Securities of participating employer–		
Huffy Corporation Common Stock Fund	492,880	485,105
Participant loans	449,674	537,067

(continued)

During 2003 and 2002, Plan investments (including investments bought, sold and held during the year) appreciated (depreciated) in value as follows:

	Year ended December 31, 2003	Year ended December 31, 2002
Securities of participating employer	$ (71,894)	$ (26,311)
Mutual funds	1,203,407	(1,499,535)
Net change in fair value	$ 1,131,513	$ (1,525,846)

(4) **Non-participant Directed Investments**

Information about the assets and significant components of the changes in assets relating to the non-participant directed investments is as follows:

	2003	2002
Net assets:		
Mutual funds	$ 1,007,336	1,189,068
Securities of participating employer	492,880	485,105
Changes in net assets:		
Net appreciation (depreciation)	(66,944)	(26,536)
Dividends	16	49,177
Participants' contributions	36,987	131,694
Employer's contributions	6,370	131,151
Benefits paid	(88,108)	(198,673)
Interfund transfers, net	(680)	(155,460)

(5) **Plan Termination**

Although it has not expressed any intent to do so, the Company has the right under the Plan to reduce, suspend or discontinue its contributions at any time and/or to terminate the Plan subject to the provisions of ERISA. If the plan is terminated, all non-vested participants will become fully vested and all remaining net assets will be distributed to participants.

(6) **Federal Income Taxes**

The IRS issued its latest determination letter on September 4, 2002, which stated that the Plan and its underlying trust qualified under the applicable provisions of the Internal Revenue Code (the Code), and therefore were exempt from Federal income taxes. The Plan has been amended since receiving its determination letter. In the opinion of the Plan administrator, the Plan is currently being operated within the terms of the Plan, and in the opinion of the Plan's ERISA counsel, the Plan is designed to be and remains qualified under the applicable provisions of the Code. The Plan has completed the required compliance testing under the Internal Revenue Code, and was found to be in compliance.

(7) **Plan Amendments**

Effective January 1, 2003, the Plan Sponsor's Board of Directors elected to increase the Company's matching contribution from 33.3% to 50% of the first 6% of compensation contributed by the participant.

Effective July 1, 2002, the Plan was amended such that an employee may contribute up to 50% of compensation subject to limits established by the Internal Revenue Service.

Effective January 1, 2002, participants may obtain a loan against their account balance by contacting the Plan administrator. Prior to January 1, 2002, participants were required to obtain Plan Sponsor approval in order to obtain a loan against their account balance.

(continued)

(8) Nonexempt Transactions

Department of Labor Regulation 2510.3-102 states that an employer is required to segregate employee contributions from its general assets as soon as practicable, but in no event more than 15 business days following the end of the month in which the amounts were withheld from the employees' pay. The May 30, 2002, and January 31, 2002, employee contribution amounts were not remitted to the trustee until July 2, 2002, and February 22, 2002, respectively, which is an excess of 15 business days following the end of the months in which the amounts were withheld from the employees' pay. As such, these were nonexempt transactions. The total amount of each remittance was $18,133 and $14,305 for the payroll periods of May 30, 2002, and January 31, 2002, respectively. Interest was assessed in accordance with Internal Revenue Code Section 6621, which requires interest at the Federal short-term rate plus 3%, rounded to the nearest whole percent. For the payroll dates of May 30, 2002, and January 31, 2002, the interest rate was 6%.

(9) Transfer of Assets to Other Plan

During 2003 and 2002, certain employees of the Plan Sponsor transferred between the Company and another subsidiary of Huffy Corporation. As a result, the participant accounts of those employees were transferred between the Plan and the Huffy Corporation Savings Plan.

(10) Sale of Huffy Service Solutions, Inc.

Effective May 24, 2004, the Plan Sponsor entered into an agreement to sell substantially all of the assets of its subsidiary, Huffy Service Solutions, Inc. As a result of this transaction, participants in the Plan will terminate their employment with the Plan Sponsor and all remaining net assets of the Plan will be distributed to participants in accordance with provision of the plan document.

HUFFY SERVICE SOLUTIONS, INC. SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003

Identity of issuer, borrower, lessor, or similar party	Description of investment		Fair value
Securities of participating employer:			
* Huffy Corporation Common Stock Fund	137,331 units of fund at cost of $3.59 per unit	$	492,880
Mutual funds:			
* MFS Fixed Fund	1,005,987 units of fund at cost of $1 per unit		1,005,987
* MFS Mid-Cap Growth Fund	169,688 units of fund		1,325,266
* Massachusetts Investors Trust	54,710 units of fund		854,575
American Balanced Fund	46,853 units of fund		810,092
Barclays Global Investors S&P 500 Stock Fund	5,569 units of fund		750,354
Franklin Balance Sheet	16,638 units of fund		791,461
* MFS Bond Fund	39,452 units of fund		516,827
EuroPacific Growth Fund	14,061 units of fund		424,787
PIMCO Total Return Fund	21,155 units of fund		226,573
* MFS Value Fund	6,611 units of fund		134,476
Conservative Portfolio Option	122 units of fund		1,349
Total mutual funds			6,841,747
Participant loans:			
* Various plan participants	210 loans to participants (interest rates from 5.0% to 10.5%)		449,674
		$	7,784,301

* Denotes party-in-interest

* See Report of Independent Registered Public Accounting Firm

HUFFY SERVICE FIRST, INC. SAVINGS PLAN

Schedule G, Part III – Schedule of Nonexempt Transactions

Year ended December 31, 2003

Identity of the party involved	Relationship to the plans, employer or other party-in-interest	Description of the transaction, including maturity date, rate of interest, collateral, par or maturity value	Amount loaned (1)	Interest incurred in loan
Huffy Corporation	Employer/Plan Sponsor	Deemed loan for late remittance of employee contributions dated January 31, 2002, maturity February 22, 2002, with interest at 6%	$ 14,305	66
Huffy Corporation	Employer/Plan Sponsor	Deemed loan for late remittance of employee contributions dated May 30, 2002, maturity July 2, 2002, with interest at 6%	18,133	98
			$ 32,438	164

(1) Per footnote 8, Nonexempt Transactions

See accompanying independent auditors' report.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-44571) pertaining to Huffy Service Solutions, Inc. Savings Plan of our report dated June 30, 2004 with respect to the financial statements and schedules of Huffy Service First, Inc. Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2003.

Clark, Schaefer, Hackett & Co.

June 30, 2004
Dayton, Ohio